UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02030623

NO ACT
P.E 1-11-2002
1-11415

March 18, 2002

Ellen S. Friedenberg
Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, NY 10004-1482

Act 1934
Section
Rule 14A-8
Public Availability 3/18/2002

PROCESSED
APR 22 2002
THOMSON FINANCIAL

Re: American Standard Companies Inc.
Incoming letter dated January 11, 2002

Dear Ms. Friedenberg:

This is in response to your letters dated January 11, 2002 and February 8, 2002 concerning the shareholder proposal submitted to American Standard by the Board of Pensions of the Evangelical Lutheran Church in America. We also have received a letter on the proponent's behalf dated February 3, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: William Michael Cunningham
Manager
Social Purpose Investing and Customer Education
Board of Pensions of the Evangelical Lutheran Church in America
800 Marquette Ave., Suite 1050
Minneapolis, MN 55402-2892

Hughes Hubbard & Reed LLP

One Battery Park Plaza
New York, New York 10004-1482
Telephone: 212-837-6000
Facsimile: 212-422-4726

Ellen S. Friedenberg
E-mail: frieden@hugheshubbard.com
212-837-6465

January 11, 2002

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder Proposal Submitted by the Board of Pensions of the Evangelical Lutheran Church in America

Ladies and Gentlemen:

On behalf of American Standard Companies Inc., a Delaware corporation (the "Company"), I am submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by the Board of Pensions of the Evangelical Lutheran Church in America (the "Proponent") may properly be omitted from the proxy statement and form of proxy (the "Proxy Materials") to be distributed by the Company in connection with its 2002 annual meeting of shareholders.

A copy of the Proposal and the Proponent's letter transmitting the Proposal are attached to this letter as Exhibit A. Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of this letter and its exhibits. A copy of this letter is also being sent to the Proponent as notice of the Company's intent to omit the Proposal from the Proxy Materials. The Company currently expects to file definitive copies of its 2002 proxy statement on or about April 1, 2002.

I. The Proposal

The Proposal contains a resolution to be voted on by the Company's shareholders which reads as follows:

> "RESOLVED: that the Board of Directors of the American Standard Companies, Incorporated [sic] report (at reasonable cost and omitting proprietary information), to shareholders on the greenhouse gas emissions from our company's own operations and products sold, including: steps the company can take to reduce emissions of greenhouse gasses substantially; recommendations for steps the appliance manufacturing

> industry can take to collectively reduce emissions of greenhouse gasses substantially, and plans, if any, to support energy-efficient appliance standards."

II. The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with matters relating to ordinary business operations.

Rule 14a-8(i)(7) allows a shareholder proposal to be excluded from a company's proxy statement if it "deals with a matter relating to the company's ordinary business operations." Pursuant to Rule 14a-8(i)(7), the Staff has consistently permitted the exclusion of proposals that require a company to prepare a special report regarding the conduct of its ordinary business operations, even in cases where such proposal would not require the taking of any particular action by the company with respect to such business operations. *See Willamette Industries, Inc.* (March 20, 2001); *AT&T Corp.* (February 21, 2001); *The Mead Corporation* (January 31, 2001); *Wal-Mart Stores, Inc.* (March 15, 1999); *Nike, Inc.* (July 10, 1997).

In the 1983 Release, the Commission specifically addressed the issue of the excludability under Rule 14a-8(i)(7) of proposals requesting reports on matters which relate to a company's ordinary business operations. Paragraph 5 of the 1983 Release discussing Rule 14a-8(c)(7), now Rule 14a-8(i)(7), states:

> "In the past, the staff has taken the position that proposals requesting issuers to prepare reports on specific aspects of their business or to form special committees to study a segment of their business would not be excludable under Rule 14a-8(c)(7). Because this interpretation raises form over substance and renders (c)(7) largely a nullity, the Commission has determined to adopt the interpretive change set forth in the Proposing Release. Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)."

The subject matter of the report called for by the Proposal, addressing greenhouse gas emissions from the Company's operations and products sold, encroaches upon areas which are fundamental to management's day to day operation of its business and, therefore, is excludable under Rule 14a-8(i)(7). *See Exchange Act Release No. 34-39093* (September 18, 1997). This conclusion is evidenced by the Proponent's own supporting statement which, in effect pre-judging the results of the report called for by the Proposal, states:

> "We believe this will require the Company's support of (a) increasing energy-efficient appliance standards; (b) asking DOE not to roll back the increased federal energy-efficient standard; and (c) strong energy codes for residential and commercial buildings."

As discussed below, whether or to what extent the Company supports (a) increasing energy-efficient appliance standards; (b) asking DOE not to roll back the increased federal energy-efficient standard; and (c) strong energy codes for residential and commercial buildings significantly affects the Company's investments in energy-efficient technology in its facilities, investments in research and product development, marketing of its HVAC products and relationships with customers and suppliers.

The Company is a global, diversified manufacturer of air conditioning systems and services, bathroom and kitchen fixtures and fittings and vehicle control systems. The Company recognizes that concern regarding greenhouse gas emissions and their potential adverse effect on the environment is an important issue. The Company's policy is to design products, processes and operating facilities worldwide that are environmentally sound, prevent pollution, conserve resources and energy, minimize the use of hazardous materials and reduce waste. Such efforts are continuously reshaped by management's evaluation of the availability of new technology, the relative costs and benefits of meeting or exceeding energy-efficiency standards and the impact of new regulations on customers, suppliers, shareholders and other constituents.

In the case of the Company's products, the only products manufactured or sold by the Company which release or result in the release of greenhouse gases in appreciable quantities are produced by the Company's air conditioning systems and services business ("Trane"), its largest business segment. Most significantly, carbon dioxide is released from the burning of natural gas in the gas fired furnaces sold by the Company and from generating the power used to operate the Company's air conditioners and air conditioner systems. Trane, long recognized as an industry technology leader, is devoting substantial time and resources to developing products that decrease energy usage and, therefore, decrease the need to generate more electricity. As noted on Trane's Website, http://www.trane.com, the emphasis on energy efficiency, combined with demands for zero or low emission, is the driving force behind Trane's efforts to provide high efficiency, low emissions options for all of its products and services. Increased energy-efficiency, which results in a lower total cost of ownership, is a key part of Trane's research, development and marketing strategy.

In addition, various federal and state statutes, including the National Appliance Energy Conservation Act of 1987, as amended, impose energy efficiency standards for certain of the Company's unitary air conditioning systems and services (i.e., factory-assembled air conditioning systems), which the Company's products meet or exceed. The Company continues to strive to produce even more energy efficient products in anticipation of stricter energy efficiency standards which may be imposed in the future, as well as in an effort to offer customers more product choices and, thus, views these efforts as a critical element of its day to day business operations.

The most commonly used air conditioning refrigerants, including those used in the Company's products, are considered greenhouse gases. Refrigerants do not contribute to global warming or ozone depletion when they are contained in an air conditioning system. When and if they escape from the air conditioning system, they may contribute to global warming and/or ozone depletion. Trane does not manufacture the refrigerants used in its air-conditioning products; it sources them from third parties. However, the Company has invested in new designs to reduce the amount of refrigerant used per equivalent cooling and the potential for refrigerants to escape from its air conditioning systems, thereby reducing any possible damage to the environment which may be caused by such refrigerants. For example, Trane's new CenTraVac chillers have emission rates that are ten times lower than similar equipment of years ago. Trane's continuing investments in research and development to minimize or eliminate the impact of refrigerants on global warming is clearly embedded in its day to day operations.

In the case of the Company's own operations, the greenhouse gases that are released in appreciable quantities are carbon dioxide and nitrous oxide and to a much lesser extent refrigerants, in particular hydrochlorofluorocarbons ("HCFCs"). Carbon dioxide and nitrous oxide gases are predominantly generated by either onsite combustion of fossil fuels or consumption of electricity. As described above, the Company continuously strives to integrate environmental protection into its business activities, processes and products. Indeed, the Company's commitment to the environment has been publicly recognized by the EPA. For example, in 1998, Trane received a new EPA award presented to individuals, companies and associations who made significant contributions to the goals of the Kyoto Protocol to the United Nations Framework Convention on Climate Change. In presenting the award, the EPA cited Trane for "...exemplary efforts and achievements in protecting the global climate." The EPA also awarded Trane the 1998 Energy Star Buildings Ally of the Year Award, for Trane's level of participation in the EPA's Energy Star Buildings Program by providing superior building upgrades, and by promotion and education in the possibilities inherent in the use of energy efficient technology. In presenting that award, Maria Tikoff Vargas, co-director of EPA's Energy Star Buildings and Green Lights® Program, stated that "Trane's partnership with the EPA also serves as a remarkable example of environmental leadership."[1] Trane is also participating in the EPA's Building Air Conditioner Climate Partnership, in which representatives of governmental, industry, professional and environmental organizations from around the world are proceeding to craft clear environmental performance criteria for the selection and maintenance of chillers.

The report called for by the Proposal is the same type of report which the Staff, in similar circumstances, has consistently found to be excludable. In *E.I. Du Pont de Nemours and Company* (March 8, 1991), the Staff concurred in the omission under Rule 14a-8(i)(7) of a shareholder proposal requesting that the company accelerate its plans to phase out chlorofluorocarbons ("CFCs") and halon production and prepare a report showing (i) an increase in research and development expenditures to find CFC and halon substitutes and (ii) a marketing plan to sell such alternatives. Similarly, in *Duke Power Company* (March 7, 1988), the Staff concurred in the omission under Rule 14a-8(i)(7) of a shareholder proposal requiring Duke

---

[1] Trane has also been the recipient of numerous other environmental awards including the ENERGY STAR® Label for Buildings (for its Norfolk commercial sales office) (2001), Gold Award Recipient (2000), Sustainable Buildings Industry Council Best Practice Award - EarthWise™ System (2001), EPA ENERGY STAR® Gold Award Recipient (2000), Frost & Sullivan Market Engineering Product Innovation Award (for Integrated Comfort System) (1999), Worldwide Wildlife Fund "Gifts to the Earth" Award (1998), GRI Partnership Award (1998), Fluid Management Award (American Machinist Magazine) (1998), "Green Seal" Certification – Earth·Wise™ CenTraVac® (1997), Plant Engineering Product Of The Year Award (Gold Award for Horizon™ chiller) (1996), President's "E Star" Award (1996), U.S. Department of Energy Award For Energy Efficiency and Renewable Energy (1996), Wisconsin Society of Professional Engineers Governor's New Products Certificate of Merit (1995), National Environmental Development Association Honor Roll Award For Outstanding Corporate Environmental Achievement (1994), and Plant Engineering Product Of The Year Award (Silver Award for Earth·Wise™ CenTraVac®) (1994).

Power to prepare annual reports regarding its environmental protection and pollution control activities because compliance with environmental laws had "become a part of the day-to-day business" of Duke Power as it attempted "to operate its facilities in a clean, safe, efficient and environmentally acceptable manner." In *Pacific Telesis Group* (February 21, 1990), under Rule 14a-8(i)(7), the Staff concurred that the company could omit from its proxy statement a shareholder proposal requesting that the company take steps to reduce the company's potential negative environmental impact and report on it.

The Staff's consistent position in permitting the exclusion of requests for reports concerning specific aspects of a company's ordinary business operations extends well beyond environmental matters. For example, in *Burlington Northern Santa Fe Corp.* (January 22, 1997) and *Union Pacific Corporation* (December 16, 1996), the Staff concurred that shareholder proposals requesting a report on the status of the research and development of a new safety system for railroads were properly excludable under Rule 14a-8(i)(7). In *AT&T Corp.* (February 21, 2001), the Staff concurred that a proposal requiring a report on AT&T's policies regarding its involvement in the pornography industry could be excluded because it related to "ordinary business operations (i.e., the nature, presentation and content of cable television programming)."

The Proposal is distinguishable from proposals requesting reports concerning environmental contamination and hazardous or toxic waste disposal. For example, the Proposal is distinguishable from *Exxon Corporation* (January 31, 1990) which in part touched on greenhouse gas emissions, but requested that the company's board of directors prepare a report (i) regarding "hazardous" emissions as classified by the Environmental Protection Agency, in the air, ground and water and (ii) containing a hazardous risk assessment and prevention program. *See also Advanced Micro Devices, Inc.* (February 25, 1998) (precluding omission of a shareholder proposal that the Staff characterized as focused on "environmental contamination issues"). Nothing in the Proponent's Proposal relates to any alleged environmental contamination and hazardous or toxic waste disposal.

Merely because a shareholder proposal deals with a subject that touches on a social policy issue does not mean that it may not be excluded if it encroaches on a company's ordinary business operations. *See AT&T Corp.* (February 21, 2001); *Duke Energy Corporation* (February 16, 2001); *The Mead Corporation* (January 31, 2001). The Proposal requests that the Board of Directors report to shareholders on "steps the company can take to reduce greenhouse gas emissions substantially." The supporting statement then presupposes the results of the report by listing specific measures that the Company should take. Moreover, like the proposal at issue in *E.I. Du Pont de Nemours and Company* (March 8, 1991), the report required by the Proposal would necessarily involve detailed information about the Company's research and development and marketing plans. *See Roosevelt v. E.I. Du Pont de Nemours & Company*, 958 F.2d 416 (D.C. Cir. 1992) (holding that Du Pont could exclude the proposal because it related to ordinary business operations). The "thrust" of the Proposal, taken as a whole, is "directed at those questions concerning the timing, research and marketing decisions that involve matters relating to the conduct of the Company's ordinary business." *E.I. Du Pont de Nemours and Company* (March 8, 1991).

For the forgoing reasons, the Company respectfully submits that, in light of prior Staff decisions, the Proposal, which requests a report detailing ordinary aspects of the Company's business and which will necessarily involve decisions on production quality, suppliers and capital investment, is within the scope of Rule 14a-8(i)(7) and properly excludable from the Proxy Materials.

On a consistent basis, the Staff has not permitted revisions under Rule 14a-8(i)(7). If the Staff concludes that any portion of the Proposal should be excluded under Rule 14a-8(i)(7), the entire Proposal may be excluded. *See Kmart Corporation* (March 12, 1999) (allowing exclusion of an entire proposal addressing matters outside the company's ordinary business operations because a portion of the information sought related to ordinary business operations). *See also Wal-Mart Stores, Inc.* (March 15, 1999); *The Warnaco Group, Inc.* (March 12, 1999).

III. The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it contains vague, unsubstantiated and misleading statements and is, therefore, contrary to Rule 14a-9.

Rule 14a-8(i)(3) allows a shareholder proposal to be excluded from a company's proxy statement "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9." Rule 14a-9 provides that "no solicitation shall be made by means of any communication that contains any statement which, at the time and in light of the circumstances in which it is made, is false and misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statement therein not false or misleading."

The Staff has found that a company could properly exclude entire shareholder proposals and supporting statements when such proposals and supporting statements were vague, ambiguous or misleading. *See, e.g., McDonald's Corporation* (March 13, 2001); *Comshare, Incorporated* (August 23, 2000); *Tri-Continental Corporation* (March 14, 2000). The Staff has also on many occasions found that a company could properly exclude certain portions of shareholder proposals and supporting statements from its proxy materials when such proposals and supporting statements contained false and misleading statements or omitted material facts necessary to make statements made therein not false or misleading. *See Emerson Electric Co.* (October 27, 2000); *National Fuel Gas Company* (November 18, 1999); *Exxon Corporation* (March 18, 1999); *The SBC Communications Inc.* (February 10, 1998); *Baldwin Corporation* (February 20, 1998).

The Company believes that the Proposal, including in particular the supporting statement, may be excluded under Rule 14a-8(i)(3) because it contains statements that are vague, misleading and unsubstantiated. The supporting statement, for example, states that the "Intergovernmental Panel on Climate Change has found that the world must reduce its carbon fuel emissions significantly to re-stabilize the climate." This statement is attributed to the Intergovernmental Panel on Climate Change ("IPCC") without citation so it is not possible to corroborate it or to determine whether it has been taken out of context. For example, the Proposal does not indicate how or when the IPCC reached its conclusion, to whom these findings were addressed, whether this conclusion was subject to any uncertainties or caveats and how, if at all, this conclusion relates specifically to the Company's products or processes. The

Proponent also fails to explain what is meant by the phrase "re-stabilize the climate". The Staff has found that a company can properly exclude statements that purport to be the views of persons other than the proponent where such statements are made without a valid citation. *See Wellman, Inc.* (March 25, 1992) (reference to purported study included author's name but not date of publication or time period covered by study). Moreover, the Proponent's supporting statement, quoted at p. 2 above, speculates as to specific steps it believes the Company must take to help "re-stabilize the climate" without any substantiation or corroboration at all. The Proponent has in effect pre-judged the results of the report called for by the resolution.

The Proponent also states in one of the "WHEREAS" paragraphs of the Proposal that "178 nations signed the Bonn agreement, requiring industrial nations to reduce greenhouse emissions to 5.2% less than the 1990 levels by 2008" but fails to mention that the United States declined to sign this agreement. This statement is, therefore, misleading and falsely suggests that the Company should comply with an agreement that the United States government did not support.

Similarly, the Proponent states in one of the "WHEREAS" paragraphs of the Proposal that "companies with top-rated environmental records are faring significantly better financially than those with worse records." When read in the context of the entire Proposal, this statement creates the false and misleading impression that the has a poor environmental record. Not only is this patently untrue, as described in detail above the Company has been publicly recognized by distinguished public and private organizations for its achievements and leadership in environmental protection.

The entire Proposal is also misleading because it implies that the Company's operations are a significant factor in greenhouse gas emissions and global warming, that the Company does not produce energy efficient products and that the Company is producing unnecessary amounts of pollution which causes global warming. As noted above the Company continues to devote substantial time and resources to design products, processes and operating facilities worldwide that are environmentally sound, prevent pollution, conserve resources and energy, minimize the use of hazardous materials and reduce waste.

For the foregoing reasons, the Company respectfully submits that, in light of prior Staff decisions, the Proposal, which contains vague, unsubstantiated and misleading statements, is contrary to the Commission's proxy rules and therefore properly excludable from the Proxy Materials pursuant to Rule 14a-8(i)(3).

* * *

For the reasons set forth above, I respectfully request that the Staff concur with the Company's view that it may properly omit the Proposal from the 2002 Proxy Materials. If you have any questions or comments regarding the foregoing, please contact the undersigned at (212) 837-6465.

Please acknowledge receipt of this letter and enclosure by stamping one enclosed additional copy of this letter and returning it to our messenger.

Very truly yours,

Ellen Friedenberg

Ellen S. Friedenberg

Board of Pensions
Evangelical Lutheran Church in America

800 Marquette Ave., Suite 1050
Minneapolis, MN 55402-2892
(800) 352-2876 • (612) 333-7651 locally
Fax: (612) 334-5399
E-mail: mail@elcabop.org • www.elcabop.org

Paul McGrath

Wednesday, November 21, 2001

Mr. Frederic M. Poses
Chairman and Chief Executive Officer
American Standard Companies, Incorporated
One Centennial Avenue
Piscataway, NJ 08854

Dear Mr. Poses,

As Ms. Pat Zerega, Assistant Director for Corporate Social Responsibility, noted in her letter to you dated November 6, 2001, the Evangelical Lutheran Church in America is concerned about American Standard's contribution to global warming and the costs this is expected to incur - both to the company and its shareholders, as well as those it imposes on society.

The Board of Pensions of the Evangelical Lutheran Church in America is the beneficial owner of 13,300 shares of American Standard Companies, Incorporated common stock. The Church has long been concerned not only with the financial return on its investments, but also (along with many other churches and socially concerned investors) with the moral and ethical implications of its investments—including the social responsibility records of the corporations in which it holds stock. We are especially concerned about issues related to global warming. In the aforementioned letter, Ms. Zerega noted our belief that "we can reduce the greenhouse gas emissions that cause global warming by improving energy efficiency in our Company and in our products and by converting to renewable energy wherever possible. Such action will minimize the exposure of our Company and its shareholders to the costs of coping with climate change, both in our own operations and in potential liability for the costs of climate change to society as a whole."

I am hereby authorized to notify you of our intention to file the attached shareholder proposal and supporting statement, which requests that the Board of Directors report (at reasonable cost and omitting proprietary information), to shareholders on the greenhouse gas emissions from American Standard's own operations and products sold, including; steps our company, American Standard Companies, Incorporated, can take to reduce emissions of greenhouse gases substantially; recommendations for steps the appliance manufacturing industry can take to collectively reduce emissions of greenhouse gases substantially, and plans, if any, to support energy-efficient appliance standards.

We are the primary filer of this resolution. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as the primary sponsor of this resolution in the company proxy statement.

A letter from the custodian of our portfolio will follow to verify our ownership. We intend to maintain ownership of at least $2,000.00 worth of stock until after the annual meeting.

J. PAUL McGRATH
0 2001
SENIOR VICE PRESIDENT, GENERAL COUNSEL & SECRETARY

If you, for any reason, desire to oppose the adoption of this proposal at the stockholders' annual meeting, please include in the corporation's proxy material the stockholder resolution and supporting statement as required by the aforementioned Rules and Regulations.

If you have any questions, please call me at 612-752-4268. Thank you.

Sincerely,

William Michael Cunningham, Manager, Social Purpose Investing and Customer Education,
ELCA Board of Pensions

cc:
Pat Zerega, Assistant Director, Corporate Social Responsibility, ELCA
Tim Kaspar, Sr. Manager, ELCA Board of Pensions
Janice Foley, Mellon Trust

Reducing Greenhouse Gases Emissions From Operations of Appliance Manufacturers

WHEREAS:

- The Environmental Protection Agency has stated that electricity generation is responsible for 40% of man-made carbon dioxide, the leading greenhouse gas, as well as 25% of nitrous oxides, 67% of sulfur dioxide, and 34% of mercury emitted annually nationwide. (2000)
- The Intergovernmental Panel on Climate Change has found "new and stronger evidence that most of the warming observed over the last 50 years is attributed to human activity." (IPCC, 2001)
- Growing evidence indicates that environmental damage from fossil fuel burning will be major and worldwide. Threats to human health and habitats include (IPCC, 2001):
  - widespread increase in the risk of floods inundating the homes of tens of millions of people, resulting in an increased drowning, disease and, in developing countries, hunger and malnutrition;
  - increases, in some geographic areas, in droughts, floods, landslides, intense storms, heat waves and incidences of water-borne (cholera) and vector-borne diseases (malaria); and
  - irreversible damage to vulnerable ecosystems, with increased risk of extinction of some more vulnerable species and a loss of biodiversity.
- In July 2001, 178 nations signed the Bonn agreement, requiring industrialized nations to reduce greenhouse emissions to 5.2% less than 1990 levels, by 2008. (*Wall Street Journal*, 7/24/01)
- Companies with top-rated environmental records are faring significantly better financially than those with worse records. From 1997-2000, they had 3.53% higher annual returns on investment than a broader universe of companies and 7.80% higher annual returns than companies with low-rated environmental records. (QED International, 2001) Between 1998-2000, "the stock price of the more environmentally friendly top half outperformed the bottom half by... 17.2% in U.S. petroleum and 12.4% in U.S. electric utilities." (*Barrons*, 8/6/01)
- Addressing the President, 39 top religious leaders have written, "...global warming is a scientific fact.... More investment in renewable energy and fuel efficiency is now a moral imperative, especially because these are technologically feasible and economically viable." (National Council of Churches, 5/21/01)
- We believe that good stewardship of our resources requires that we reduce polluting emissions when possible and prudent.

RESOLVED:

that the Board of Directors of the American Standard Companies, Incorporated report (at reasonable cost and omitting proprietary information), to shareholders on the greenhouse gas emissions from our company's own operations and products sold, including; steps the company can take to reduce emissions of greenhouse gases substantially; recommendations for steps the appliance manufacturing industry can take to collectively reduce emissions of greenhouse gases substantially, and plans, if any, to support energy-efficient appliance standards.

Supporting Statement

The Intergovernmental Panel on Climate Change has found that the world must reduce its carbon fuel emissions significantly to re-stabilize the climate. We believe this will require the Company's support of (a) increasing energy-efficient appliance standards; (b) asking DOE not to roll back the increased federal energy-efficiency standard; and (c) strong energy codes for residential and commercial buildings.

EVANGELICAL LUTHERAN CHURCH IN AMERICA

Division for Church in Society 9625 Perry Highway • Pittsburgh, PA 15237-5590 • 412-367-7575 • FAX 412-369-8840
800-638-3522 Ext. 2548

November 6, 2001

Frederic Poses, CEO
American Standard Company
One Centennial Avenue
Piscataway, NJ 08854

Dear Mr. Poses,

As shareholders of stock in American Standard Company, we are concerned about our Company's contribution to global warming and the costs this is expected to incur - both to the company and its shareholders, as well as those it imposes on society. We can reduce the greenhouse gas emissions that cause global warming by improving energy efficiency in our Company and in our products and by converting to renewable energy wherever possible. Such action will minimize the exposure of our Company and its shareholders to the costs of coping with climate change, both in our own operations and in potential liability for the costs of climate change to society as a whole.

Our Company needs to be tracking our greenhouse gas (GHG) emissions by measuring and monitoring them to control them. There is common agreement that GHG emissions need to be accounted for and reported using a standardized format, and that the best accounting standard is the GHG Protocol developed by the World Resources Institute, World Business Council for Sustainable Development, World Wildlife Fund and Pew Center on Global Climate Change. We believe our Company has an obligation to report its total GHG footprint, both from our own operations as well as from our products, and therefore we are requesting such a report.

We wish to know which energy efficiency and renewable energy measures the Company can implement in order to enable such substantial reductions and how it plans to do so. In addition we are interested in knowing the Company's views about how such targets can be met across our industry as a whole, including what regulations would be needed to level the playing field between competitors. We hope to meet with you concerning these issues and our companies commitment to reporting and reducing emissions.

Sincerely,

Pat Zerega
Assistant Director
Corporate Social Responsibility

cc: Ariane Van Buren, ICCR

Hughes Hubbard & Reed LLP

One Battery Park Plaza
New York, New York 10004-1482
Telephone: 212-837-6000
Fax: 212-422-4726

February 8, 2002

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Attention: Keir Gumbs, Esq.

Re: Shareholder Proposal Submitted by the Board of Pensions of the Evangelical Lutheran Church in America

Ladies and Gentlemen:

On behalf of American Standard Companies Inc., a Delaware corporation (the "Company"), I am writing this letter to respond to the letter dated February 3, 2002 submitted by Paul M. Neuhauser on behalf of the Board of Pensions of the Evangelical Lutheran Church in America (the "Proponent") relating to the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by the Proponent. The Company respectfully disagrees with Mr. Neuhauser's letter and continues to believe that the Proposal may properly be omitted from the proxy statement and form of proxy (the "Proxy Materials") to be distributed by the Company in connection with its 2002 annual meeting of shareholders pursuant to Rule 14a-8(i)(7) and/or Rule 14a-8(i)(3).

The sole purpose of this letter is to respond specifically to a statement in Mr. Neuhauser's letter which is false and misleading. Mr. Neuhauser states on page 11 of his letter that *E.I. Du Pont de Nemours and Company* (March 8, 1991) (the "Du Pont Letter"), cited in our January 11, 2001 letter to the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission"), "was repudiated both by the United States Circuit Court as well as, during the course of the litigation, by the Commission's own Office of the General Counsel."

Contrary to Mr. Neuhauser's assertion, in *Roosevelt v. E.I. Du Pont de Nemours & Company*, 958 F.2d 416, 429 (D.C. Cir. 1992), the United States Court of Appeals, District of Columbia Circuit affirmed the district's court's judgment and held that the shareholder proposal at issue could be excluded from Du Pont's proxy materials because "in both of its parts, the proposal falls within the exception furnished by Rule 14a-8(c)(7) for matters relating to 'ordinary business operations.' " Similarly, the Commission did not repudiate the Du Pont Letter. Although the Commission did express the view that if the two parts of the proposal were treated separately, it regarded the first part of the proposal (requesting that the company accelerate its plans to phase out chlorofluorocarbon and halon production) as not excludable, the Commission regarded the second part of the proposal (requesting that the board of directors prepare a report similar to the type of report called for by the Proposal) "as fitting within the 'ordinary business operations' exception" and, therefore, "would have found Roosevelt's entire proposal, as presented, excludable from the proxy materials pursuant to Rule 14a-8(c)(7)." *Id.* at 426-27 & n.17.

* * *

For the reasons set forth above and in our letter dated January 11, 2001, I respectfully request that the Staff concur with the Company's view that it may properly omit the Proposal from the Proxy Materials.

I am enclosing six copies of this letter. Copies of this letter are also being sent to Mr. Neuhauser and the Proponent. If you have any questions or comments regarding the foregoing, please contact the undersigned at (212) 837-6465.

Please acknowledge receipt of this letter and enclosure by stamping one enclosed additional copy of this letter and returning it to our messenger.

Very truly yours,

Ellen Friedenberg

Ellen S. Friedenberg

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)
5770 Midnight Pass Road
Sarasota, Florida 34242
Tel and fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 3, 2002

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Kier Gumbs, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to American Standard Companies, Inc.

Via fax

Dear Sir/Madam:

I have been asked by the Board of Pensions of the Evangelical Lutheran Church in America (which is referred to hereafter as the "Proponent"), which is a beneficial owner of 13,300 shares of common stock of American Standard Companies, Inc. (hereinafter referred to as "Standard" or the "Company"), and which has submitted a shareholder proposal to Standard, to respond to the letter dated January 11, 2002, sent to the Securities & Exchange Commission by Hughes Hubbard & Reed on behalf of the Company, in which Standard contends that the Proponent's shareholder proposal may be excluded from the Company's year 2002 proxy statement by virtue of Rules 14a-8(i)(3) and 14a-8(i)(7).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Standard's year 2002 proxy statement and that it is not excludable by virtue either of the cited rules.

The Proponent's shareholder proposal requests the Company to report on the greenhouse gas emissions caused by its operations and products.

BACKGROUND

For general background on global warming, we refer the Staff to Appendix A, which is a portion of my letter to the Staff in opposition to an Exxon Corporation no-action request, but which unfortunately does not appear in the Lexis report of that no-action letter request. Exxon Corporation (January 26, 1998).

Since that time, concern about global warming has only increased and the evidence that human activity is causing it has only become stronger. For example, The New York Times reported on January 23, 2001, that the latest scientific findings with respect to climate change have even more strongly implicated human activity. (A shorter version of the same Associated Press article appeared the same day in The Wall Street Journal.) The article stated:

> In the most emphatic warning yet about the danger of global warming, scientists from 99 nations meeting here issued a report today that sharply increased projected climate change blamed on air pollution and warned of drought and other disasters.
>
> The report, which could spur stalled world negotiations on curbing greenhouse gas emissions, said global temperatures could rise by as much as 10.5 degrees over the next century. By comparison, the earth's temperature rose about 9 degrees since the last ice age....
>
> The Shanghai report, meant to be the most comprehensive study to date on global warming, says new evidence shows more clearly than ever that temperature increases are caused mostly by pollution, not by changes in the sun or other natural factors. "The rate of climate change this century is expected to be greater than it has been in the past 10,000 years," Sir John T. Houghton, co-chairman of the Shanghai meeting and former head of Britain's weather agency, said.
>
> The report is the one of the most authoritative pieces of evidence yet to support warnings that greenhouse emissions from industry, power plants and vehicles threaten to disrupt global climate and ecosystems by causing the atmosphere to trap more of the sun's energy. The findings were unanimously approved by the roughly 150 scientists and 80 members of environmental and industry groups attending the meeting.
>
> ....[The report] concludes that new evidence shows that "most of the observed warming" in recent decades has come from gas releases from human activities.
>
> Rising temperatures could lead to drastic shifts in weather, scientists at the meeting said. They said drought could strike farming areas, while melting glaciers could raise sea levels, flooding densely populated coastal areas of China, Egypt and other countries.

The full report of the Intergovernmental Panel on Climate Change, which consists of four Summary Reports for Policymakers, each of which were reviewed in detail by the participants, as well as four technical background papers, may be found at www.ipcc.ch.

If the Staff desires further background information on climate change and the human influence on it, we suggest that they consult the web site of The Pew Center on Global Climate Change, a project funded by the Pew Charitable Trust. There are several recent and excellent reports available at www.pewclimate.org/projects.

Rule 14a-8(i)(7)

The Proponent's shareholder proposal is not excludable by virtue of Rule 14a - 8(i)(7), since it raises important social and policy issues which preclude the applicability of that exclusion.

The Staff has frequently opined that environmental matters raise such significant policy issues as to preclude the applicability of the ordinary business exclusion.

There can be no doubt but that global warming (climate change) represents a major issue of public policy, one that has lead all of the major nations of the world (some 172) to sign the Kyoto Treaty to decrease the production of those pollutants (greenhouse gases) which cause global warming. More recently, 179 nations (including all of the developed nations, other than the United States, but including such nations as Japan, which had historically been unenthusiastic about taking steps to counter global warming) signed the Bonn agreement to implement the Kyoto Treaty.

Even absent United States government action to implement the Kyoto Treaty, the issue of greenhouse gas emissions has been a major policy issue in the United States, both at the governmental level and at the corporate level. At the state governmental level, the New York Times of February 1, 2002, reports that the California Assembly had passed a bill to set standards for greenhouse gas emissions by automobiles and that the California Senate was expected to also pass the bill and the Governor to sign it. At the Federal level, there have been numerous Congressional hearings and proposals to change the Corporate Average Fuel Economy (CAFÉ) rules which penalize auto makers whose fleets fail to meet certain minimum fuel economy standards.

Actions in the current (107th) Congress are far too numerous to list (see, e.g. The Global Climate Change Act of 2001, S 1716, introduced November 15, 2001, by Senators Kerry (D-MA), Stevens (R-AK), Akaka (D-HI), Hollins (D-SC) and Inouye (D-HI)). In just the three weeks that Congress was in session in December, at least three events related to greenhouse emissions occurred on the floor of the Senate. For example, in connection with the Senate debate (December 10-19) on the Agriculture bill, the Senate agreed on December 13 to an amendment (SA 2546) by Senator Wyden (D-OR) to establish a research program on greenhouse gas emissions and sequestrations by agriculture. In addition, bills were introduced to require corporations to disclose the type of information requested by the Proponent in its shareholder proposal. Thus, on December 20, 2001 Senator Corzine (among other sponsors) introduced S 1870 (see 147 Cong Rec 13955 ff.). He described the bill as follows:

> Earlier this year, the Intergovernmental Panel on Climate Change recently released its Third Assessment Report, and the science is increasingly clear and alarming. We know that human activities, primarily fossil fuel combustion, have raised the atmospheric concentration of carbon dioxide to the highest levels in the last 420,000 years. We know that the planet is warming, and that the balance of the scientific evidence suggests that most of the recent warming can be attributed to increased atmospheric greenhouse gas levels. We know that without concerted action by the U.S. and other countries, greenhouse gases will continue to increase.
>
> Finally, we know that climate models have improved, and that these models predict warming under all scenarios that have been considered. Even the smallest warming predicted by current models, 2.5 degrees Fahrenheit over the next century, would represent the greatest rate of increase in global mean surface temperature in the last 10,000 years. . . .
>
> *The main provisions of the bill establish a system that would require companies to estimate and report their emissions of greenhouse gases, as well as a place where companies can register greenhouse gas emissions reductions.* In addition, the bill would require an annual report on U.S. greenhouse gas emissions. I'd like to go through each of these components in more detail. (Emphasis supplied.)
>
> First, the bill requires EPA to work with the Secretaries of Energy, Commerce and Agriculture, as well as the private sector and non-governmental organizations to establish a greenhouse gas emission information system. For the purposes of the bill, greenhouse gases are carbon dioxide, methane, nitrous oxide, hydrofluorocarbons, perfluorocarbons, and sulfur hexafluoride. EPA is directed to establish threshold quantities for each of these gases. The threshold quantities will trigger the requirement for a company to report to the system, and are included to enable exclusion of most small businesses from the reporting requirements. *Companies* that emit more than a threshold quantity of each gas *will be required to report their emissions on an annual basis to EPA*. The requirements will be phased in, beginning with stationary source emissions in 2003. The following year, in 2004, companies subject to the reporting requirements will need to submit to EPA estimates of other types of greenhouse gas emissions, such as process emissions, fugitive emissions, mobile source emissions, forest product-sector emissions, and indirect emissions from heat and steam. (Emphasis supplied.)
>
> Just as important as the reporting system is the greenhouse gas registry established by the bill. The bill requires EPA to work with the same set of actors

to establish this greenhouse gas registry, which will enable companies to register greenhouse gas reductions. Many companies are voluntarily implementing projects to reduce emissions or sequester carbon. The registry would establish a place for companies to be able to put these projects on public record in a consistent and reliable way.

Taken together, these provisions of the bill will accomplish several important goals. First, they will create a reliable record of the sources of greenhouse gas emissions within our economy. This will provide the public and private sector with important information that, if necessary, can be used to identify the most cost-effective ways to reduce greenhouse gas emissions.

Perhaps more importantly, these provisions will provide a powerful incentive for companies to continue to make voluntary greenhouse gas reductions. By requiring emissions reporting, and making that information available to the public, companies may face increased scrutiny with respect to their greenhouse gas emissions. But they will also have a place where they can register their greenhouse gas reductions project in a consistent and uniform way. This will enable companies to demonstrate the actions that they are taking to reduce their emissions, and will assist them in making the case for credits if a mandatory greenhouse gas emission reduction program is ever enacted.

Finally, the bill requires EPA to annually publish a greenhouse gas emissions inventory. This will be a national account of greenhouse gas emissions for our Nation, and will incorporate the information submitted to the greenhouse gas information system and registry. EPA has issued such a report for several years now, and this provision is intended to explicitly authorize and expand the scope of this report.

A separate bill (S 1781) was introduced by Senators McCain (R-Ariz) and Brownback (R-KS) on December 6, 2001. In introducing this bill, Senator McCain stated (147 Cong Rec S 12554, December 6, 2001):

Madam President, I, rise to introduce the Emission Reductions Incentive Act of 2001. I thank Senator Brownback for his co-sponsorship and his cooperation in drafting this bill, along with his commitment to addressing this growing problem.

Earlier this year, I announced intentions to consider the establishment of a "cap and trade" system for carbon dioxide emissions. I am continuing to work with Senator Lieberman on this effort. However, the bill which I am introducing today is not in lieu of that commitment, but rather in support of it.

The bill proposes the establishment of a national voluntary registry for entities to register carbon emissions reductions. The registry would support current voluntary trading practices in private industry and other non-governmental organizations. . . .

The bill also proposed changes to the US Global Climate Change Program, USGCRP. It requires a new strategic plan for the next 10 years. The bill would provide for dedicated management to support the interagency USGCRP and have this office report to the Director of the Office of Science and Technology Policy. We feel this will provide a needed channel to the White House for the Federal scientific community to be heard. . . .

As we all know, more than 160 countries recently reached an agreement on the Kyoto Protocol, which would require industrialized nations to reduce their carbon dioxide emissions. There are many US companies that operate facilities in other countries. These facilities will have to meet local emissions requirements. The bill requires the Secretary of Commerce to study the effects that a ratified treaty will have on the US industry and its ability to compete globally.

Again, I thank Senator Brownback for help on this piece of legislation. I understand that other members of the Commerce Committee have recently introduced legislation in this area and look forward to working with them on a comprehensive package.

Senator Brownback added (147 Cong Rec S 12554):

Madam President, I am please to join Senator McCain today in introducing the Emission Reductions Incentive Act of 2001. This bill will put into place a voluntary registry for greenhouse gas, GHG, reductions house in the Department of Commerce. Furthermore, the bill establishes structure for the independent measurement and verification of GHG reductions. This is an important step in providing an incentive for companies who wish to reduce their emissions, and it will provide assurance that companies who take positive action on climate change today will be rewarded in the future. All this can be accomplished with barely any cost to the government, since it will be private, third party groups that undertake the burden to measure, verify and prove actual greenhouse gas emission reductions.

There are those who wonder why such a measure is needed, given the fact that there is an existing registry in the Department of Energy and the uncertainty on the climate change issue. First, the new registry will only hold information that has been independently verified. Like the current registry, this new registry would be completely voluntary. However, unlike the DOE program, this registry will focus on keeping track of proven greenhouse gas reductions, and will therefore, encourage more companies to undertake measures to reduce emissions since they will have the ability to defend these reductions as real if future regulations are put in to place. Also, since this registry will be housed in the Department of Commerce and verified by independent parties, it treats the issue as an investment or transaction between companies to limit risk, rather than an environmental regulation.

These concerns of the Congress are long standing. Legislation on the problem of greenhouse gas emissions already exists. Indeed, as far back as 1987, The Congress enacted as the 'Global Climate Protection Act of 1987' (P.L. 100-204, Title XI, §§ 1101-1106, 101 Stat. 1407-1409 amended by P.L. 103-199 (1993), Title VI, § 603(1), 107 Stat. 2327). In that Act The Congress made the following findings (SEC. 1102):

> The Congress finds as follows:
>
> (1) There exists evidence that manmade pollution--the release of carbon dioxide, chlorofluorocarbons, methane, and other trace gases into the atmosphere--may be producing a long-term and substantial increase in the average temperature on Earth, a phenomenon known as global warming through the greenhouse effect.
>
> (2) By early in the next century, an increase in Earth temperature could--
>
> (A) so alter global weather patterns as to have an effect on existing agricultural production and on the habitability of large portions of the Earth; and
>
> (B) cause thermal expansion of the oceans and partial melting of the polar ice caps and glaciers, resulting in rising sea levels.
>
> (3) Important research into the problem of climate change is now being conducted by various United States Government and international agencies, and the continuation and intensification of those efforts will be crucial to the development of an effective United States response.
>
> (4) While the consequences of the greenhouse effect may not be fully manifest until the next century, ongoing pollution and deforestation may be contributing now to an irreversible process. Necessary actions must be identified and implemented in time to protect the climate. . . .

Section 1103 of the Global Climate Protection Act provides:

> SEC. 1103. MANDATE FOR ACTION ON THE GLOBAL CLIMATE
>
> (a) Goals of United States Policy. United States policy should seek to--
>
> (1) increase worldwide understanding of the greenhouse effect and its environmental and health consequences. . .
>
> (3) identify technologies and activities to limit mankind's adverse effect on the global climate by--
>
> (A) slowing the rate of increase of concentrations of greenhouse gases in the atmosphere in the near term; and
>
> (B) stabilizing or reducing atmospheric concentrations of greenhouse gases over the long term. . . .

In addition, the Congress has enacted the National Climate Program Act (15 USC 2801 et seq.), Section 2902 of which states:

It is the purpose of the Congress in this Act to establish a national climate program that will assist the Nation and the world to understand and respond to natural and man-induced climate processes and their implications.

Section 2904(d) provides:

(d) Program elements. The Program shall include, but not be limited to, the following elements:

(1) assessments of the effect of climate on the natural environment, agricultural production, energy supply and demand, land and water resources, transportation, human health and national security. . .

(2) basic and applied research to improve the understanding of climate processes, natural and man induced, and the social, economic, and political implications of climate change. . . .

Thus, it can be seen that climate change and greenhouse gases have been an important policy issue for the Congress and for the government of the United States. Indeed, as far as the executive branch is concerned, this concern is perhaps best expressed by the fact that a Lexis search of the Federal Register records 349 hits for the words "greenhouse gas".

That policy concerns regarding greenhouse gases overlap between the executive and legislative branches is illustrated by the entry in the Congressional Record of December 18, 2001, which recorded the transmittal to the House Committee on Energy and Commerce of a report entitled, "Emissions of Greenhouse Gases in the United States, 2000", together with a cover letter from the Director, Office of Integrated Analysis and Forecasting Energy Information Administration, Department of Energy. (See 147 Cong Rec H 10235-6, December 18, 2001.)

Climate change and the contribution of greenhouse gases to that change is not merely a policy issue for the Congress and the executive. It is equally an important policy issue for those companies whose operations or products emit such polluting gases.

An illustration of the fact that many major corporations regard climate change as an important policy issue is the fact that some 37 corporations have, under the auspices of the Pew Center on Global Climate Change, formed the Business Environmental Leadership Council. The Pew Center's web site describes the Council as follows:

> Thirty-seven major companies, with most included in the Fortune 500, are working together through the Center to educate the public on the risks, challenges and solutions to climate change. These efforts are spearheaded by the Center's Business Environmental Leadership Council, a group of leading companies worldwide that are responding to the challenges posed by climate change. In addition to agreeing to a Joint Statement of Principles, the corporate members of the BELC serve in an advisory role, offering suggestions and input regarding the Center's activities. The BELC companies do not contribute financially to the center.

Their joint statement of principles, which appears at www.pewcenter.org/belc, includes the following:

Our country has a long and proud tradition of coming together to respond to challenges that affect our nation's economic security, health or quality of life. Today, as we approach the millennium, we believe that one of our most serious challenges at home and abroad will be addressing global climate change as we work to sustain a growing global economy.

Our companies recognize that the risks and complexities of climate change are so important that we must work together to meet this challenge. We support efforts to bring together the ingenuity and experience of all sectors of our society – private, public, and non-governmental organizations to address this issue in a constructive way. . . .

We begin this important effort united in several beliefs:

1. We accept the views of most scientists that enough is known about the science and environmental impacts of climate change for us to take actions to address its consequences.
2. Businesses can and should take concrete steps now in the U.S. and abroad to assess opportunities for emission reductions, establish and meet emission reduction objectives, and invest in new, more efficient products, practices and technologies.
3. . . . .
4. We can make significant progress in addressing climate change and sustaining economic growth in the United States by adopting reasonable policies, programs and transition strategies.

Among the members of the Leadership Council are manufacturers such as Alcoa, Boeing, Cummins Engine, Georgia Pacific, Interface (largest carpet manufacturer in US), Holnam (largest cement producer in US), Lockheed Martin, Maytag, Toyota, United Technologies, Weyerhaeuser and Whirlpool; chemical and pharmaceutical companies such as Air Products & Chemicals, Baxter, DuPont and Rohm & Haas; utilities such as American Electric Power, Cinergy, DTE Energy (Detroit Edison), Entergy, PG & E and Wisconsin Energy; oil companies such as BP Amoco, Shell and Sonoco; tech companies such as IBM, Intel and HP; and more minimal greenhouse gas emitters such as John Hancock Insurance.

Because greenhouse gas emissions raise such major policy issues for registrants, the Staff held, as early as 1990, that shareholder proposals concerning greenhouse gases could not be excluded as mere ordinary business matters which are mundane in nature. Exxon Corporation (January 30, 1990) (a proposal which the Staff described as one which requested "that the Company develop a Company-wide plan to address a major environmental concern, carbon dioxide emissions").

Similarly, the Staff has held that a shareholder proposal, which is "designed to address a major ecological or environmental matter", cannot be excluded. Maxxam, Inc. (March 26, 1998). Accord, Union Camp Corporation (February 12, 1996); Burlington Resources (January 18, 1990). Since the Proponent's shareholder proposal deals with greenhouse gas emissions, it clearly addresses a major ecological or environmental matter.

Additionally, it should be noted that the Staff has consistently rejected issuer attempts to exclude shareholder proposals dealing with the "Ceres Principles", which proposals deal with general environmental concerns. See, e.g., R.R. Donnelley & Sons Company (January 23, 1993); Amoco Corporation (March 1, 1991); Exxon Corporation (March 1, 1991); Eastman Kodak Company (January 27, 1991); (E.I. DuPont de Nemours & Company (January 27, 1991); Union Pacific Company (February 21, 1990). Nor are such environmental or ecological proposals excludable merely because the issuer is not a manufacturing company. See American Express Company (January 25, 1990) (Ceres Principles).

The Proponent's shareholder proposal seems especially apt for Standard, which on its Trane web site devotes considerable attention to the Company's affect on climate change. Indeed, so much so that it is impossible to believe that greenhouse emissions is not a major policy issue for the Company. For example, one section of the web site is entitled "Trane and the Environment" (www.trane.com/residential/library/earthissues) in which the Company states:

> What is Global Warming?
>
> Global Warming is a long-term increase in average air and ocean water temperatures that significantly affects plant, animal and marine life environments. Global Warming is caused by non-natural upper atmosphere gases which prevent nightly reradiation of heat back out to space. Examples of these gases are CO2 produced by power plants, autos and other combustion processes.
>
> What is a Refrigerant?
>
> A refrigerant is a chemical. . . . *There are three major environmental issues surrounding refrigerant usage:* Ozone Depletion, Upper Atmosphere Life-Expectancy *and Global Warming*. (Emphasis supplied.)

Thus the Company itself concedes that Global Warming is a major environmental issue for it. Further proof that greenhouse gas emissions is a major policy issue for Standard can be found via a search of the Trane web site for the word "greenhouse". Such a search reveals 27 separate articles on the web site using the term, including the following:

Item listed #1 entitled "Trane-Earth Issues"
Item listed #2 entitled "Life-Cycle Costing"
Item listed #9 entitled "Environmental Issues"
Item listed #10 entitled "What is the Status of Global Warming Regulations"
Item listed #11 entitled "Efficiency" (description: "both the economic and environmental impacts")

Item listed #12 entitled "Global Warming"
Item listed #14 entitled "How Do We Evaluate the Combined Effects of Ozone Depletion and Global Warming?"

Additionally, it should be noted that the Company concedes that what is important is the emissions over the life-cycle of the product, not just the emissions in the production of the product. It does so both in its no-action letter request (pages 3-4) and in item #2, above. Item #2, entitled "Life-Cycle Costing", is devoted half to economic cost over the life-cycle of the product and half to the environmental cost of greenhouse gas emissions (as from electric consumption) over the life-cycle of the product. (See Figure 4 and related text under the title "Good News".)

The no-action letters cited by the Company are inapposite. Standard twice cites E.I. DuPont de Nemours and Company (March 8, 1991) (bottom paragraph p. 4 and last paragraph p.5) without acknowledging that that no-action letter was repudiated both by the United States Circuit Court as well as, during the course of the litigation, by the Commission's own Office of the General Counsel. See Roosevelt v. E.I. DuPont de Nemours & Co., 958 F.2d 416 (DC Cir. 1992).

The others letters cited by the Company fare no better. Standard, in the penultimate paragraph on page 5 cites an Exxon no-action letter dated January 31, 1990 and distinguishes it as involving "hazardous emissions", but fails to note another Exxon letter *dated the day before (January 30) which, as noted above, involved not "hazardous* materials" but, in the words of the Staff, was a proposal which requested "that the Company develop a Company-wide plan to address a major environmental concern, carbon dioxide emissions". The Staff refused to allow Exxon to exclude the proposal. Thus, the distinction which the Company attempts to draw in the penultimate paragraph on page 5 is wholly without foundation.

Finally, the Company cites two additional letters in the carryover paragraph on pages 4-5. Neither is even remotely relevant. The Pacific Telesis letter was excluded because, in the words of the Staff, it involved "decisions concerning employment and organizational responsibilities" as well as the taking of certain specified operational actions. No such requests have been made by the Proponent. The Duke Power letter permitted exclusion of a proposal which, in the words of the Staff, requested "compliance with governmental regulations". That letter is totally inapposite. The Proponent's shareholder proposal requests the Company to take action in the absence of any governmental regulation. It is, on the contrary, a request that the private sector, not the government, take the lead in lessening greenhouse gas emissions.

For the foregoing reasons, we do not believe that the Company has carried its burden of proof, set forth in Rule 14a-8(g), that the Proponent's shareholder proposal is excludable by virtue of Rule 14a-8(i)(7).

Rule 14a-8(i)(3)

1.

The references to "IPCC, 2001" are to the Third Assessment Report of the Intergovernmental Panel on Climate Change published in February 2001. This Report consists of four sections, each of which is divided into a subsection entitled "Summary for Policymakers" and a Technological Summary. All four sections of the Third Assessment Report of the IPPC are to be found on the home page of the Intergovernmental Panel on Climate Control: www.ipcc.ch.

The quote in the second bullet is on page 10 of the Summary for Policymakers sub-section of the section entitled "Climate Change 2001: The Scientific Basis".

The three sub-bullets in the third bullet are to be found in the Summary for Policymakers sub-section of the section entitled "Climate Change 2001: Impacts, Adaptation and Vulnerability". The first of the sub-bullets is supported as follows:

> Floods inundating homes of tens of millions: Section 2.4, page 5.
> Drowning, disease and hunger in developing lands: Section 3.5, page 12

The second sub-bullet is supported as follows:

> Droughts, floods: Section 2.4, page 5.
> Landslides, storms: Table SPM-1, page 7.
> Diseases: Section 2.4, page 5.

The third sub-bullet is supported in Section 2.3, pages 4-5.

As indicated on the web site, the IPPC was established in 1988 by the United Nations Environmental Programme and the World Meteorological Organization.

Although we do not believe that all or any portion of the above information need be included in the shareholder proposal in order to avoid 14a-9, if the Staff believes otherwise, we would be happy to amend the proposal to conform it the Staff's view.

2.

We find it difficult in the extreme to believe that, in the context of a shareholder proposal on global warming, any reasonable person with even a modicum of intelligence would fail to understand the meaning the phrase "re-stabilize the climate".

3.

The statement made in the fourth whereas clause is true. Indeed, the Company does not deny its truth. If the Staff believes (i) that a reasonable shareholder would not be aware of the fact that the United States refused to sign the Bonn accord and (ii) that the appropriate place to point this out is in the Proponent's statement, rather than in the Company's Statement in Opposition, we would be happy to amend the proposal to conform it to the Staff's view. However, we do not believe that any such amendment is needed.

4.

The statement made in the seventh whereas bullet is true. Indeed, the Company does not contest its accuracy. Any shareholder reading that sentence would know that it is a statement about companies in general and is not intended to be a statement about Standard. Nevertheless, if the Staff so desires we would be pleased to state explicitly that the statement is a general one and not about Standard itself.

5.

There is no implication in the proposal that the Company is a particularly bad actor in global warming. Nevertheless, the Company's own web site as well as its no-action letter both make clear (pages 3-4) that the Company directly, and its products over their life-cycle, do in fact contribute to greenhouse gas emissions. Therefore, the proposal is an appropriate one for Standard and is not inherently misleading.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at (thru February 27) 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Please also note that the undersigned may be reached by mail or express delivery at the letterhead Florida address thru February 27 (thereafter inquire for updated contact information via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Ellen S. Friedenberg, Esq.
William M. Cunningham
Pat Zerega
Ariane van Buren
Sister Pat Wolf

APPENDIX

2. The Human Component in Climate Change

Although at times Exxon seems to argue that climate change is non-existent, at other times the Company seems to be arguing merely that climate change is not caused by human activity, but rather is a natural phenomenon. This is a question which has been more seriously debated than whether climate change exists at all. Nevertheless, there is no doubt that, despite the occasional dissenter, a consensus on this matter also exists. For example, two weeks ago the United States government announced that global temperatures reached a new high in 1997. On January 9, 1998, The New York Times quoted Thomas R. Karl, a senior scientist at the National Climate Data Center, as stating that "We believe this tendency for increased global temperatures is related to human activity." (See Exhibit B.) The article also notes that:

> Mainstream scientists say emissions of heat-trapping gases like carbon dioxide, which is produced by the burning of coal and oil, are responsible for at least part of the warming trend. The Government experts restated that judgment yesterday.

Similarly, an article on the same date in The Washington Post stated that data released by NOAA show not only that 1997 was the warmest year on record, but also that nine of the eleven warmest years have occurred during the past ten years. (See Exhibit C.) That article quotes Elbert W. Friday, Jr., NOAA's associate administrator for oceanic and atmospheric research, as stating that "For the first time, I feel confident saying there's a human component" in the rising temperatures.

This, of course, is also the consensus of 168 governments, 2,500 climate scientists and 2,000 economists.

The Company's principle attack on this consensus involves an attack on the IPCC report, allegedly made by Dr. Benjamin Santer of the Lawrence Livermore National Laboratory, relying on an alleged quotation from Dr. Santer which appeared in an article in Science. However, Attached as Exhibit E is a copy of a letter from Dr. Santer stating that he objects to the distortion of his position which debunkers of global warming have been engaged in. Specifically, he denies that he does not believe that human activity causes global warming. On the contrary, his open letter of June 10, 1997, states:

> ... I am not distancing myself from one of the primary conclusions of the Intergovernmental Panel on Climate Change (IPCC) -- that "the balance of evidence suggests a discernable human influence on global climate" (a statement for which I bear some responsibility). Indeed, it is my considered professional opinion that the scientific evidence that has emerged subsequent to the publication

of the IPCC report in June 1996 reinforces and fully warrants the IPCC's "discernable human influence" conclusion. (Emphasis in original.)

> One sentence of mine that was reported... has been used by Western Fuels [in newspaper ads] to imply that climate change science is so uncertain that we don't have to worry about any potential impact of human activities on climate.
>
> This may be what Western Fuels believes (or wishes the pubic to believe), but it is not what I believe. . . The question is not whether, but rather to what extent such changes in atmospheric composition have already influenced the climate in the past century and will continue to influence the climate of the 21st century. (Emphasis in original.)
>
> The best scientific information we have suggests that the human component of climate change is not trivially small, and that human activities are already producing a climate-change "signal" that can be discriminated from the background "noise" of natural climate variability. (Emphasis in original.)

It is perfectly true that, as Exxon contends, there exist uncertainties in connection with the human component of climate change. This point is made in the IPCC report. But those uncertainties pertain to the extent of the human induced change, not to its existence. This is explained in other parts of Dr. Santer's open letter. Following his comment (quoted above) which questions whether Western Fuels may be trying to mislead the public, Dr. Santer states:

> Uncertainties are a fundamental part of any branch of science. Although we will never have complete certainty about the exact size of the past, present and future human effect on climate, we do know -- beyond any reasonable doubt -- that the burning of fossil fuels has modified the chemical composition of the atmosphere. The question is not whether, but rather to what extent such changes in atmospheric composition have already influenced the climate of the past century and will continue to influence the climate of the 21st century.

Thus, the uncertainties which Exxon stresses have nothing to do with the fact of human influence on climate change, but rather with the magnitude of the human-induced changes in climate. The fact that there is an element of uncertainty does not indicate that everything about the matter is uncertain. By analogy, we can be uncertain about when the sun will die and our solar system will end without being uncertain about whether the sun will rise tomorrow. We suggest that the various snippets from the IPCC report which are set forth in the Company's Enclosure 4 be read in light of the distinction made by Dr. Santer between, on the one band, the lack of uncertainty concerning whether human activities affect climate change and, on the other hand, our inability to ascertain exactly the magnitude of such inevitable change. If read in that light, the significance of the snippets evaporates.

In this connection, we note that the Company's quote from its Enclosure 6 (the MIT paper) appears to rely primarily on the interpretation of Dr. Santer's remarks quoted in Science which Dr. Santer has himself repudiated. Furthermore, if one examines the MIT paper as a whole it contradicts Exxon's position. The paper does not contend that there is no proven effect on climate from human activity. Rather, the gist of the paper is that there will be an effect, but the magnitude of that effect is uncertain. (Exactly Dr. Santer's point.) For example, the raison d'etre for the paper is the fact that its authors have conceived a computer model to predict the possible range of climate change during the 21st century. The predictions of this model are set forth in the graph on page 3 of the paper. The computer simulation gives seven possible outcomes, dependent on a variety of variables related to how much greenhouse gases are emitted, uncertainties in the natural climate process etc. Most conspicuous is that all seven computer simulations result in increases in temperature. There is no doubt that the globe will warm. The only question is how large the increase will be. The paper concludes that even though there are a range of possible outcomes, the prudent course would be to initiate now some steps to limit greenhouse emissions.

Thus, the very materials which the Company relies on to establish its case (Dr. Santer and the MIT paper) do not support that case. Rather they both support the fact that human activity is contributing to climate change, although the exact amount of warming cannot be predicted with certainty.

The New York Times of December 12, 1997 quoted John Browne, the CEO of British Petroleum, as follows:

> In Mr. Browne's view, it is time for the business world to accept the realities of global warming, which he described as facts backed by "effective consensus among the world's leading scientists and serious and well-informed people".

We urge Exxon, as well as the Staff, to join that consensus of serious and well informed people.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 18, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Standard Companies Inc.
Incoming letter dated January 11, 2001

The proposal requests that American Standard report to shareholders on total greenhouse gas omissions from its operations and products, estimate the feasibility and cost of substantially reducing these emissions and evaluate whether changes need to be made on an industry-wide basis.

We are unable to concur in your view that American Standard may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must revise the sentence that begins "The Intergovernmental Panel . . ." and ends ". . . re-stabilize the climate" to specifically provide factual support in the form of a citation to a specific source. Accordingly, unless the proponent provides American Standard with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if American Standard omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that American Standard may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that American Standard may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Jennifer Gurzenski

Jennifer Gurzenski
Attorney-Advisor